Himalaya Shipping Ltd. (HSHP) – Commercial Update and Key Information Relating to the Cash Distribution for September 2025

Hamilton, Bermuda, October 8, 2025

Commercial update:

In September 2025, Himalaya Shipping Ltd. (“Himalaya,” or the “Company”) achieved average time charter equivalent (“TCE”) earnings of approximately US$37,600 per day, gross[1], including average daily scrubber benefits on twelve vessels of approximately US$1,500 per day. The Company's six vessels trading on fixed time charters earned approximately US$35,800 per day, gross, including average daily scrubber benefits. The Company's six vessels trading on index-linked time charters earned approximately US$39,400 per day, gross, including average daily scrubber benefits.

The Baltic 5TC Capesize Index averaged US$26,520 during September 2025.

Cash distribution:

The Board has approved a cash distribution of US$0.10 per share for September 2025. The distribution will be made from the Company's Contributed Surplus account.

Note to shareholders registered in Euronext VPS, the Norwegian Central Security Depository:

Due to implementation of the Central Securities Depository Regulation (CSDR) in Norway, please note the information regarding the payment date for the shares registered in Euronext VPS below.

Key information:

Distribution amount: US$0.10 per share

Declared currency: US$. Distributions payable to shares registered with Euronext VPS will be paid out in NOK with fixing date on October 28, 2025.

Date of approval: October 7, 2025

Record date: October 20, 2025

Payment date: On or about October 28, 2025.

The following dates apply to shares traded on Euronext:

Last day including right: October 16, 2025

Ex-date: October 17, 2025

[1] Average TCE earnings, gross is a non-U.S. GAAP measure of the average daily revenue performance of a vessel. Average TCE earnings, gross, when used by the Company, means time charter revenues and voyage charter revenues adding back address commissions, and divided by fleet operational days. Our management believes average TCE earnings, gross can provide additional meaningful information for investors to analyze our fleets’ daily income performance. Our calculation of such figure may not be comparable to that reported by other companies. Please see Appendix A for reconciliation of this measure to the nearest U.S. GAAP measure.

Due to the implementation of CSDR in Norway, distributions payable on shares registered with Euronext VPS is expected to be distributed to Euronext VPS shareholders on or about October 31, 2025.

Due to the shortening of the Settlement Cycle in the US markets, the following dates apply to shares traded in the New York Stock Exchange:

Last day including right: October 17, 2025

Ex-date: October 20, 2025

This information is published in accordance with the requirements of the Continuing Obligations.

For further queries, please contact:
Lars-Christian Svensen, Contracted CEO
Telephone +47476 38756

About Himalaya Shipping Ltd.:

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has twelve vessels in operation.

Forward Looking Statements:

This announcement includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks are set forth under “Item 3. Key Information — D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission. Except as required by law, we undertake no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Appendix A – Reconciliation of Non-U.S. GAAP Measures

Time Charter Equivalent (‘TCE”) Earnings, gross

The following table sets forth a reconciliation of time charter revenues to the average TCE earnings, gross (unaudited) for the period presented:

(in millions of U.S. dollars except per day data)	For the one-month period ended
September 30, 2025
Time charter revenues	$13.0
Address commission	$0.5
Operating revenues, gross	$13.5

Fleet operational days	360
Average TCE Earnings, gross	$37,600